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                          February 8, 2023

       Mai-Britt Zocca, Ph.D.
       President and Chief Executive Officer
       IO Biotech, Inc.
       Ole Maal  es Vej 3
       DK-2200 Copenhagen N
       Denmark

                                                        Re: IO Biotech, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 3,
2023
                                                            File No. 333-269569

       Dear Mai-Britt Zocca:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Frank Rahmani, Esq.